September 11, 2012

VIA EDGAR TRANSMISSION

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The ADT Corporation

Registration Statement on Form 10-12B

File No. 001-35502

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), common stock, par value $0.01 per share (the “Shares”), of The ADT Corporation, a Delaware corporation (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 12d1-2 under the Exchange Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 5:00 p.m., Eastern Time, on September 14, 2012, or as soon as is practicable thereafter.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Alan Klein
Alan Klein, Esq.

The ADT Corporation

1501 Yamato Road

Boca Raton, Florida, 33431

(561) 988-3600

September 11, 2012

VIA EDGAR TRANSMISSION

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The ADT Corporation
Registration Statement on Form 10-12B
File No. 001-35502

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective at 5:00 P.M., Eastern Time, on September 14, 2012, or as soon as is practicable thereafter.

The Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE ADT CORPORATION

By:	/s/ Naren Gursahaney
Naren Gursahaney
Chief Executive Officer